Pioneer Series Trust I
                                 60 State Street
                           Boston, Massachusetts 02109


VIA FACSIMILE                                                 October 21, 2003

Securities and Exchange Commission
File Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Dominic Minore, Esq.

         Re: Combined Registration Statement on Form N-14 of Pioneer Series Trust I (the "Registrant") with respect to the proposed reorganizations of Oak Ridge Small Cap Equity Fund with and into Pioneer Oak Ridge Small Cap Growth Fund and Oak Ridge Large Cap Equity Fund with and into Pioneer Oak Ridge Large Cap Growth Fund.
                  SEC FILE NO. 333-109660

Ladies and Gentlemen:

         Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Trust is hereby filing a delaying amendment with respect to the combined registration statement (the "Registration Statement") on Form N-14 of the Registrant on behalf of Pioneer Oak Ridge Small Cap Growth Fund and Pioneer Oak Ridge Large Cap Growth Fund, which Registration Statement includes a combined proxy statement/prospectus, combined statement of additional information, Part C, other information and exhibits. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on October 14, 2003.

         The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         If you have any questions or comments, please do not hesitate to contact David C. Phelan, Esq. at (617) 526-6372 (collect) or Charles F. McCain, Esq. at (617) 526-6276 (collect), counsel to the Registrant.

         Pursuant to the requirements of the Securities Act and Rule 478 there under, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 21st day of October, 2003.

                             Pioneer Series Trust I

                              By: /s/ Christopher J. Kelley
                                  Christopher J. Kelley
                                  Assistant Secretary

cc:      David C. Phelan, Esq.
         Charles McCain, Esq.